================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For the Month of November 2006

                        Commission File Number: 1-8795


                      CANADIAN NATURAL RESOURCES LIMITED
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)


         2500, 855 - 2ND STREET S.W., CALGARY, ALBERTA, CANADA T2P 4J8
         -------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [_]             Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes [_]             No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

================================================================================

                               EXPLANATORY NOTE
                               ----------------


 The information filed on this Form 6-K is expressly incorporated by reference into the Registrant's Shelf Registration Statement on Form F-9 (File No. 333-125343).




  EXHIBIT NUMBER        DESCRIPTION
  --------------        -----------

      99.1              Statement of Eligibility of the Trustee on Form T-1.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CANADIAN NATURAL RESOURCES LIMITED
                                        (Registrant)


Date:  November 30, 2006                By:  /s/ Bruce McGrath
                                             ----------------------------
                                             Bruce McGrath
                                             Corporate Secretary